                                                                      EXHIBIT 13

August 21, 1998


Confidential
------------

The Board of Directors
Quickturn Design Systems, Inc.
55 West Trimble Road
San Jose, CA 95131

Gentlemen:

     You have requested our opinion as to the adequacy, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of Quickturn Design Systems, Inc. ("Quickturn" or the "Company"), other than Mentor Graphics Corporation ("Mentor"), of the terms of the Offer to Purchase (as hereinafter defined). For purposes of this opinion, the "Offer to Purchase" means the offer described below pursuant to that certain Offer to Purchase included in the Schedule 14D-1 filed with the Securities and Exchange Commission on August 12, 1998 by MGZ Corp, (the "Bidder"), a wholly-owned subsidiary of Mentor.

     As more specifically set forth in the Schedule 14D-1, the Bidder has offered, subject to certain conditions set forth in the Offer to Purchase, to purchase all the outstanding shares of Common Stock of the Company, and the associated preferred stock purchase rights issued pursuant to the Rights Agreement between the Company and the First National Bank of Boston, dated January 10, 1996, as Rights Agent (the "Rights Agreement"), at a purchase price of $12.125 per share (and associated right) net to seller in cash.

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Quickturn in connection with the proposed Offer to Purchase, and we will receive a fee for our services. We will also receive a fee upon delivery of this opinion.

     In the past, we have provided investment banking and other financial advisory services to Quickturn and Mentor and have received fees for rendering these services. Hambrecht & Quist served as co-manager in the Company's December 15, 1993 initial public offering, advised the Company in the January 10, 1996 adoption of its Shareholder Rights Plan, advised the Company in its February 1997 merger with SpeedSim, Inc., and advised the Company in its June 1997 acquisition of the assets of Arkos Design, Inc. Hambrecht & Quist was engaged in March 1998 to pursue the possible sale of a business unit of Mentor unrelated to the electronic design automation business. This engagement, which has been inactive for several months, has now been terminated by

Hambrecht & Quist. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Quickturn and Mentor and receives customary compensation in connection therewith, and also provides research coverage for Quickturn and Mentor. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Quickturn and Mentor for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Moreover, Hambrecht & Quist and its affiliates own 40,000 shares of Common Stock of the Company.

     In connection with our review of the proposed Offer to Purchase, and in arriving at our opinion, we have, among other things:

          1. reviewed the publicly available consolidated financial statements of Quickturn for recent years and interim periods to date and certain other relevant financial and operating data of Quickturn (including its capital structure) made available to us from published sources and from the internal records of Quickturn;

          2. reviewed the Offer to Purchase, the Schedule 14D-1 and certain related documents;

          3. reviewed certain internal financial and operating information, including certain projections, relating to Quickturn prepared by the management of Quickturn;

          4. discussed the operations, business strategy, financial condition and prospects of Quickturn with certain of its officers;

          5. reviewed the publicly available consolidated financial statements of Mentor for recent years and interim periods to date and certain other relevant financial and operating data of Mentor made available to us from published sources;

          6. reviewed the recent reported prices and trading activity for the common stocks of Quickturn and Mentor and compared such information and certain financial information for Quickturn and Mentor with similar information for certain other companies engaged in businesses we deemed comparable;

          7. reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; and

          8. performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Quickturn or Mentor considered in connection with our review of the proposed Offer to Purchase, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Quickturn or Mentor, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial, forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Quickturn and Mentor. For purposes of this opinion, we have assumed that neither Quickturn nor Mentor is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the proposed Offer to Purchase and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

     We were not requested to, and did not, solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, Quickturn.

     It is understood that this letter is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the 14D-9. This letter does not constitute a recommendation to any stockholder as to whether to tender shares of Common Stock pursuant to the Offer to Purchase.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the proposed Offer to Purchase is inadequate, from a financial point of view, to such holders.

Very truly yours,

HAMBRECHT & QUIST LLC


By /s/ Paul B. Cleveland
   ---------------------
     Paul B. Cleveland
     Managing Director